Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071-3106

November 14, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Investment Managers Series Trust (filing relates to 361 Managed Futures Fund (the “Fund”))
(File Nos. 333-122901 and 811-21719)

Ladies and Gentlemen:

We are filing this letter on behalf of Investment Managers Series Trust relating to Post-Effective Amendment No. 180 (Amendment No. 187 under the 1940 Act) (SEC Accession No. 0001398344-11-002267) to its registration statement (the “Amendment”) on Form N-1A pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, which relates to the Fund.

The Fund’s investment adviser recently determined that the Fund will not make commodities investments as part of its principal investment strategies.  The investment adviser also determined that the Fund will not make any investments through a wholly-owned Cayman subsidiary.  The Registrant will revise the prospectus and statement of additional information for the Fund to reflect these developments in connection with addressing any comments from the Staff regarding the Amendment.

Please call the undersigned at (202) 373-6556 or Michael Glazer at (213) 680-6646 with any comments or questions regarding this correspondence.

Sincerely,

/s/ Joshua B. Sterling

Joshua B. Sterling